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                                                                  EXHIBIT 4(a)-4

                                AMENDMENT NO. 3

                                      TO

                                     PP&L

                         EMPLOYEE STOCK OWNERSHIP PLAN

    WHEREAS, PP&L, Inc. ("Company") has adopted the PP&L Employee Stock Ownership Plan ("Plan") effective January 1, 1975; and

    WHEREAS, the Plan was amended and restated effective January 1, 1998, and subsequently amended by Amendment Nos. 1 and 2; and

    WHEREAS, the Company desires to further amend the Plan;

    NOW, THEREFORE, the Plan is hereby amended as follows:

I. Effective September 14, 1998 the following sections of Articles II, III, IV, V, VII, VIII, IX, X, XII and XIII are amended to read:

    2.3 "Affiliated Company" or "Affiliated Companies" shall mean with respect to any Participating Company, (a) any corporation that is a member of a controlled group of corporations, as determined under section 414(b) of the Code, which includes such Participating Company; (b) any member of an affiliated service group, as determined under section 414(m) of the Code, of which such Participating Company is a member; (c) any trade or business (whether or not incorporated) that is under common control with such Participating Company, as determined under section 414(c) of the Code; and (d) any other organization or entity which is required to be aggregated with the Participating Company under section 414(o) of the Code and regulations issued thereunder. "50% Affiliated Company" means an Affiliated Company, but determined with "more than 50%" substituted for the phrase "at least 80%" in section 1563(a) of the Code, when applying sections 414(b) and (c) of the Code.

    2.7 "Compensation" shall mean the annual compensation received by an Employee from a Participating Company as reported on Internal Revenue Service Form W-2 or a successor form plus the Employee's elective deferrals under the Employee Savings Plan or Deferred Savings Plan; provided, however, that Compensation shall not

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include fringe benefits not normally included in compensation, such as tuition refunds, moving expenses, etc. and shall not, for purposes of allocation under
Section 5.2(a), include any amount in excess of (i) for the 1975 and 1976 Plan Years, $16,000 and (ii) commencing with the 1977 Plan Year, the median annual compensation of all Participants during the Plan Year or $100,000, whichever is less. Such median compensation shall be determined as of the close of a Plan Year and shall be rounded to an even thousand dollars. For an Employee classified as a Managers Compensation Plan employee, Compensation shall also include the full amount of any single-sum award paid to the Participant from the fund credited annually with a percentage of annualized base pay salaries in accordance with the Managers Compensation Plan.

   2.11 "Dividend-based Contribution" shall mean the contribution made by a Participating Company or Resources in accordance with Section 4.4.

   2.14 "Employee" shall mean any person classified by a Participating Company as an employee of such Participating Company, including officers, shareholders, or directors who are employees, but excluding:

   (a) persons covered by a collective bargaining agreement unless such agreement specifically provides for participation under the Retirement Plan;

   (b) persons classified by the Participating Company as independent contractors, regardless of whether they are subsequently determined to be employees for employment tax or any other purpose;

   (c) persons classified by the Participating Company as leased employees, whether or not as described in section 414(n) of the Code;

   (d) persons classified by the Participating Company as specific professional employees, cooperative associates, or college interns, as those terms are defined under Participating Company policy.

   2.26 "Participating Company" shall mean PP&L, PP&L EnergyPlus Co., and each other Affiliated Company which is authorized by the Board to adopt this Plan by action of its board of directors.

   2.31 "Qualified Military Service" means any service (either voluntary or involuntary) by an individual in the Uniformed Services if such individual is entitled to reemployment rights with a Participating Company with respect to such service.

   2.34 "Returning Veteran" means a former Employee who on or after December 12, 1994, returns from Qualified Military Service to employment by a Participating Company within the period of time during which his reemployment rights are

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protected by law.

   3.1   Eligibility.

   (a) All persons who were participants in the Plan immediately prior to the Effective Date and who are in the employ of a Participating Company on the Effective Date shall be Participants hereunder as of such date. All Employees as of the Effective Date (but who are not eligible to participate under the preceding sentence) who have completed one year of Credited Service shall be Participants as of that date. Other Employees shall become Participants on the first day of the calendar month next following the date on which an Employee completes one year of Credited Service, or if later, on which an individual becomes an Employee. A "year of Credited Service," for the purposes of this Article, shall require completion of at least 1,000 Hours of Service during the 12 months from commencement of employment. An Employee who fails to complete 1,000 Hours of Service during his initial 12 months of employment shall complete a year of Credited Service as of the end of any Plan Year in which he completes 1,000 Hours of Service; provided, however, that the first Plan Year during which such Employee shall have the opportunity to complete such 1,000 Hours of Service shall include the anniversary of his commencement of employment.

   (b) An Employee may elect in writing not to become a Participant by filing such election with the Employee Benefit Plan Board.

   3.4 Officers, Directors, and Shareholders. Officers, directors, and shareholders of a Participating Company who are Participants shall participate in the Plan on the same basis as other Participants.

   4.4 Dividend-based Contribution. Commencing with the 1990 Plan Year, a Participating Company or Resources may contribute to the Plan an amount determined at the sole discretion of PP&L or Resources relating to the reduction in taxes arising out of the payment of dividends to participants and the contribution thereof to the Plan. The Dividend-based Contribution is in addition to contributions made pursuant to Sections 4.1, 4.2 and 4.3. All contributions by PP&L, Resources or a Participating Company are expressly conditioned upon their deductibility for federal income tax purposes.

   5.3 Allocation of Earnings. Any dividends or other distributions on the Stock allocated to a Participant's Account shall be paid no later than 90 days after the close of the Plan Year to the Participant in cash either by the Trustee or directly by PP&L, a Participating Company or Resources.

   5.5 Maximum Allocation. The provisions of this Section shall be construed to comply with section 415 of the Code.

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   (a)   Notwithstanding anything in this Article to the contrary, in no event shall the sum of (1) any Participating Company or Resources contributions and other employer contributions, (2) any forfeitures and (3) the Participant's own contributions, if any, allocated for any Limitation Year to any Participant under this and any other defined contribution plan maintained by PP&L or any 50% Affiliated Company, exceed the lesser of (A) $30,000 plus the lesser of $30,000 or the value of the Stock contributed to the Plan for such Plan Year or (B) twenty-five percent (25%) of any Participant's compensation for the Limitation Year. Amounts described in sections 415(l) and 419A(d)(2) of the Code contributed for any Plan Year for the benefit of any Participant shall be treated as annual additions to the extent provided in such Sections.

   7.2 Death. If a Participant dies either while in the employment of a Participating Company or after termination of employment but prior to the commencement of benefit payments, the full amount of his interest in the Fund shall be paid to the Participant's beneficiary in a single sum.

   7.7   Timing of Distribution.

   (b) A Participant who terminates employment with a Participating Company on or after age 55, and whose Account exceeds, or exceeded at the time of any prior distribution, $5,000, shall be entitled to defer payment of his benefits until a date not later than that specified in Section 7.7(a)(2).

   8.2 Duties and Powers of Employee Benefit Plan Board and Administrative Committee.

   (a) In addition to the duties and powers described elsewhere hereunder, the Employee Benefit Plan Board shall have all such powers as may be necessary to discharge its duties hereunder including but not limited to the following specific duties and powers:

         (9) to establish a claims procedure under which claims will be reviewed by the Manager-Employee Benefits of PP&L, or such other individual as may be designated by the Vice President-Human Resources of PP&L and under which each claimant shall receive notice in writing in the event any claim for benefits with respect to a Participant's participation in the Plan has been denied; such notice shall set forth the specific reasons for such denial. Such claims procedure shall also provide an opportunity for full and fair review by the Administrative Committee of the Employee Benefit Plan Board;

   8.3 Reliance on Reports and Certificates. The members of the Employee Benefit Plan Board and the officers and directors of PP&L, any Participating Company and Resources shall be entitled to rely upon all valuations, certificates and reports made

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by the Trustee or by any duly appointed accountant, and upon all opinions given by any duly appointed legal counsel.

   8.5 Indemnification of the Employee Benefit Plan Board. Each member of the Employee Benefit Plan Board, the Administrative Committee, and each of their designees shall be indemnified by the Participating Companies against expenses (other than amounts paid in settlement to which a Participating Company does not consent) reasonably incurred by him in connection with any action to which he may be a party by reason of the delegation to him of administrative functions and duties, except in relation to matters as to which he shall be adjudged in such action to be personally guilty of negligence or willful misconduct in the performance of his duties. The foregoing right to indemnification shall be in addition to such other rights as the member of the Employee Benefit Plan Board, the Administrative Committee, and each of their designees may enjoy as a matter of law or by reason of insurance coverage of any kind. Rights granted hereunder shall be in addition to and not in lieu of any rights to indemnification to which the member of the Employee Benefit Plan Board, the Administrative Committee and each of their designees may be entitled pursuant to the bylaws of PP&L. Service on the Employee Benefit Plan Board shall be deemed in partial fulfillment of the Employee Benefit Plan Board member's function as an employee, officer and/or director of PP&L or Resources, if he serves in such other capacity as well.

   9.5 Expenses. All expenses of administration of this Plan shall be paid from the Fund unless they are paid directly by a Participating Company.

   10.1 Amendment. PP&L reserves the power to amend the Plan at any time by or pursuant to action of the Board of Directors. In addition, the Employee Benefit Plan Board may make such amendments to the Plan as it deems necessary or desirable except those amendments which substantially increase the cost of the Plan to PP&L or a Participating Company or significantly alter the benefit design or eligibility requirements of the Plan. Each amendment to the Plan will be binding on each Participating Company. Except as expressly provided elsewhere in the Plan, prior to the satisfaction of all liabilities with respect to the benefits provided under this Plan, no such amendment or termination shall cause any part of the monies contributed hereunder to revert to PP&L or to be diverted to any purpose other than for the exclusive benefit of Participants and their beneficiaries. No amendment shall have the effect of retroactively depriving Participants of benefits already accrued under the Plan. Upon complete termination of the Plan without establishment or maintenance of a successor plan (other than an employee stock ownership plan as defined in section 4975(e)(7) of the Code), Participants may receive distribution of their Accounts. Amendments to the allocation formulas contained in Article V shall not be made more frequently than once every six months.

   10.2 Termination. The Plan and the Fund forming part of the Plan may be terminated or contributions completely discontinued at any time by or pursuant to action

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of the board of directors of Resources. In the event of a termination, partial termination, or a complete discontinuance of contributions or in the event Resources is dissolved, liquidated, or adjudicated a bankrupt, the interest of the Participants, their estates and beneficiaries, shall be nonforfeitable and shall be fully vested, and distributions shall be made to them in full shares of Stock and cash in lieu of fractional shares based on the price at which the Trustee sells such Stock or the fair market value thereof. When all assets have been paid out by the Trustee, the Fund shall cease. Any distribution after termination of the Plan may be made at any time, and from time to time, in whole or in part in full shares of Stock and cash in lieu of fractional shares based on the price at which the Trustee sells such Stock or the fair market value thereof; provided, however, that no Stock may be distributed to a Participant within seven years after the month in which such Stock was allocated to the Participant's Account except in the case of the Participant's retirement, Total Disability, death or other termination of employment with PP&L and all Affiliated Companies. In making such distributions, any and all determinations, divisions, appraisals, apportionments and allotments so made shall be final and conclusive.

   12.1 No Employment Rights. Neither the action of PP&L in establishing the Plan, nor any provisions of the Plan, nor any action taken by it or by the Employee Benefit Plan Board shall be construed as giving to any employee of a Participating Company the right to be retained in its employ, or any right to payment except to the extent of the benefits provided in the Plan to be paid from the Fund.

   12.2 Source of Benefits. All benefits payable under the Plan shall be paid or provided for solely from the Fund, and neither any Participating Company nor Resources assume liability or responsibility therefor.

   12.5 Incapacity. If the Employee Benefit Plan Board deems any Participant who is entitled to receive payments hereunder incapable of receiving or disbursing the same by reason of age, illness or infirmity or incapacity of any kind, the Employee Benefit Plan Board may direct the Trustee to apply such payment directly for the comfort, support and maintenance of such Participant or to pay the same to any responsible person caring for the Participant as determined by the Employee Benefit Plan Board to be qualified to receive and disburse such payments for the Participant's benefit, and the receipt of benefit such person shall be a complete acquittance for the payment of benefit.
Payments pursuant to this Section 12.5 shall be complete discharge to the extent thereof of any and all liability of the Participating Companies, Resources, the Employee Benefit Plan Board, the Administrative Committee (if any), the Trustee, and the Fund.

   12.7  Voting or Tendering Stock.

         (c) Confidentiality. All instructions received by the Trustee from individual participants (or beneficiaries) pursuant to this Section 12.7 shall be held by the

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Trustee in strict confidence and shall not be divulged or released to any person; provided, that, to the extent necessary for the operation of the Plan or compliance with applicable law, such instructions may be relayed by the Trustee to a recordkeeper, auditor or other person providing services to the Plan or responsible for monitoring compliance with applicable laws, if such person is either:

                    (1) a person who is not a Participating Company or an Affiliated Company or an employee, officer or director of a Participating Company or an Affiliated Company and who agrees not to divulge such instructions to any other person, including a Participating Company, an Affiliated Company, or employees, officers and directors of a Participating Company or an Affiliated Company; or

                    (2) a person who is an employee of a Participating Company or an Affiliated Company, if such person is specifically authorized by the Employee Benefit Plan Board to receive such information pursuant to confidentiality procedures designed to safeguard the confidentiality of such information. The Employee Benefit Plan Board shall be responsible for monitoring compliance with such procedures, for the adequacy of such procedures, and for appointing an independent fiduciary to carry out activities relating to any situation that, in the determination of the Employee Benefit Plan Board, involves a potential for undue employer influence on Participants (or beneficiaries) with regard to their exercise of rights under this
                         Section 12.7.

   13.1 Applicability and Effective Date. The rights of any Returning Veteran who resumes employment with a Participating Company on or after December 12, 1994 shall be modified as set forth in this Article.

   13.3 Restoration of TRASOP, PAYSOP, and Dividend-based Contributions. With respect to any Plan Year for which a Returning Veteran would have been a Participant, but failed to share in TRASOP, PAYSOP, or Dividend-based Contributions under Sections 4.1, 4.3 and 4.4 solely by reason of his Qualified Military Service, the Participating Company shall contribute to such Participant's Account an amount equal to the TRASOP, PAYSOP, and Dividend-based Contributions that would have been allocated to his Account, but for his absence for Qualified Military Service. Such contribution shall not include the earnings that would have accrued on such amount.

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   13.4  Restoration of Matching Contributions.

   (a) Each Returning Veteran who, during his period of Qualified Military Service, would have been eligible to make Matching Contributions shall be permitted to contribute an amount equal to the Matching Contributions that he could have made during such absence from employment. Such "make-up" contributions shall be made during the period that begins with his reemployment by a Participating Company and ends with (1) the expiration of a period of five years, or (2) if shorter, a period of three times the period of Qualified Military Service.

   (b) Any make-up contributions described in Subsection (a) hereof shall be in addition to those Matching Contributions that the Participant may elect to make pursuant to Section 4.2.

   13.5 Determination of Compensation. For purposes of determining the amount of any make-up contributions under Section 13.3 or Section 13.4 and for applying the limits of Section 5.5, a Participant's compensation during any period of Qualified Military Service shall be deemed to equal either:

   (a) the compensation he would have received but for such Qualified Military Service, based on the rate of pay he would have received from a Participating Company; or

   (b) if the amount described in (a) above is not reasonably certain, his average compensation from a Participating Company during the 12-month period immediately preceding the Qualified Military Service (or, if shorter, the period of employment immediately preceding the Qualified Military Service). Such amount shall be adjusted as necessary to reflect the length of the Participant's Qualified Military Service.

    II. Except as provided for in this Amendment No. 3, all other provisions of the Plan shall remain in full force and effect.

    IN WITNESS WHEREOF, this Amendment No. 3 is executed this _____ day of ________________, 1999.

                                         PP&L, INC.

                                         By:____________________________________
                                           John M. Chappelear
                                           Vice President-Investments & Pensions

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